Winvest Group Ltd.	50 West Liberty Street, Suite 880 Reno, NV 89501

April 18, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Keira Nakada Doug Jones Cara Wirth Jennifer López Molina

Re:	Winvest Group Ltd

Amendment No. 3 to Registration Statement on Form S-1
Filed February 28, 2023
File No. 333-267006

Dear Sir or Madam:

Winvest Group Ltd. (the “Company”) is hereby responding to your recent review letter addressed to Jeffrey Wong Kah Mun, Chief Executive Officer of the Company, dated March 14, 2023 (the “SEC Letter”). This response letter addresses the concern you have expressed. The following numbered response correspond to the comment number in the SEC Letter.

Amendment No. 3 to Registration Statement on Form S-1 Filed February 28, 2023

Prospectus Summary

Business Overview, page 2

1. We note your amended disclosure in the sections titled “Investment Controls and Protections” and “Corporate Governance & Reporting.” Please file as an exhibit copies of or a form of any agreement that grants you first priority security interest over the intellectual property of the TCG projects. Please also elaborate on how you will determine who the “trusted professionals” in the industry are and the specific types of reports you expect to receive from such trusted professionals. Additionally, please revise your risk factors to address the material risks associated with your reliance on such “investment controls and protections,” if any.

We have added the applicable disclosure and form of agreement as an Exhibit, and revised our risk factors accordingly.

Dilution, page 23

2. You did not address the following parts of comment 4:

●	Explain to us how you computed the “net tangible book value per share after the offering” for each of the 75%, 50%, 25% and 10% assumptions shown on page 24. In this regard, tell us the adjustments you made to “net tangible book value after the offering” and/or “total shares issued after the offering” to arrive at the “net tangible book value per share after the offering” shown.

●	Tell us your consideration of including the use of proceeds disclosed on page 21 in the computation of the net tangible book value after the offering for each assumption. In particular, tell us why you do not net “brokerage fees” in your calculation of “net proceeds from offering.

Please address these points.

We have revised the Amendment to address each of these points. The computation of net tangible book value and the related dilution are now reflected.

Our Business, page 33

3. We note your response to comment 5 and we reissue it. Please amend this section of your prospectus to include the specific information required by Item 101(h)(4)(i)-(xii) of Regulation S-K.

We have included all of the information required by Item 101(h)(4)(i)-(xii) of Regulation S-K.

Financial Statements of Winvest Group LTD, page F-27

4. Please update your financial statements to include the fiscal year ended December 31, 2022 pursuant to Rule 8-08 of Regulation S-X.

We have included the December 31, 2022 financial statements in the Amendment.

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies

Production - Cost of Revenue, page F-45

5. We reissue comment 12 in part, as you did not fully address it. Please explain why determining the percentage of labor expense based upon the nature of the project is more appropriate than the actual amount of time and the value of that time incurred on the project.

The cost of revenue accounting policy has been addressed with the Commission.

General

6. We note your response to comment 15 and we reissue it in part. Please make the following revisions to the indicated sections in each bullet point:

●	Describe your capital structure, including the different authorized classes of stock in the prospectus summary section.

●	Describe the nature of the disparate voting rights, including the number of votes per share in the prospectus summary and risk factor sections.

We have added the appropriate disclosure to the Amendment.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Jeffrey Wong Kah Mun

Jeffrey Wong Kah Mun